

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

Via Email
Nick Jensen
Chief Executive Officer and Chairman
Dialogic Inc.
1504 McCarthy Boulevard
Milpitas, CA 95035

> **Re:** **Dialogic Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 12, 2012**
> **File No. 333-181717**

Dear Mr. Jensen:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 15, 2012.

Prospectus Cover Page

1. We note your revised disclosure in response to prior comment 1 but it appears that you should further revise the subheading of the prospectus cover page to indicate that only 5,399,331 shares out of the total 57,971,766 shares that you are offering are currently acquirable by purchasers until and unless shareholders vote for the exercise of the warrants or conversion of the notes at the 2012 Annual Meeting of Stockholders on August 8, 2012. Please revise accordingly.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have any questions. If you need further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
     Nancy H. Wojtas, Esq.
     Cooley LLP